UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                         DIGITAL LIFESTYLES GROUP, INC.
                         ------------------------------
                 (formerly known as Northgate Innovations, Inc.)
                                (Name of Issuer)

                    Common Shares, Par Value $0.03 Per Share
                    ----------------------------------------
                         (Title of Class of Securities)

                                   666428107
                                   ---------
                                 (CUSIP Number)

                                J. William Wilson
                          1001 S. Capital of Texas Hwy.
                              Building I, Suite 200
                               Austin, Texas 78746
                                 (512) 617-8282
                     ---------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 July 27, 2004
                                 -------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                                Page 1 of 8 Pages
                              Exhibit Index: Page 7

                                  SCHEDULE 13D

CUSIP No. 66428107                                             Page 2 of 8 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  RIZVI-DS, LLC

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                      a.  [  ]
                                                      b.  [x]

3        SEC Use Only
4        Source of Funds (See Instructions)

                  WC

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [  ]

6        Citizenship or Place of Organization

                  United States

         Number of            7         Sole Voting Power
           Shares                              1,318,144
        Beneficially          8         Shared Voting Power
          Owned By                             0
            Each              9         Sole Dispositive Power
         Reporting                             1,318,144
           Person             10        Shared Dispositive Power
            With                               0


11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,318,144

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [ ]

Percent of Class Represented By Amount in Row (11)

                  7.0%

13       Type of Reporting Person (See Instructions)

                  OO

                                  SCHEDULE 13D

CUSIP No. 66428107                                             Page 3 of 8 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  SUHAIL RIZVI

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                      a.  [  ]
                                                      b.  [x]

3        SEC Use Only
4        Source of Funds (See Instructions)

                  AF

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [  ]

6        Citizenship or Place of Organization

                  United States

         Number of            7         Sole Voting Power
           Shares                              1,368,144
        Beneficially          8         Shared Voting Power
          Owned By                             0
            Each              9         Sole Dispositive Power
         Reporting                             1,368,144
           Person             10        Shared Dispositive Power
            With                               0


11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,368,144

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [ ]


Percent of Class Represented By Amount in Row (11)

                  7.2%

13       Type of Reporting Person (See Instructions)

                  HC

                                                               Page 4 of 8 Pages

         This Statement on Schedule 13D relates to common shares, par value $0.03 per share (the "Shares"), of Digital Lifestyles Group, Inc. (formerly
Northgate Innovations, Inc.), a Delaware corporation (the "Issuer"). This Statement is being filed by the Reporting Persons (as defined herein) to report that the Reporting Persons may be deemed to be the beneficial owners of more than five percent of the outstanding Shares of the Issuer.

ITEM 1.  SECURITY AND ISSUER.

         This Statement relates to the Shares. The address of the principal executive office of the Issuer is 1001 S. Capital of Texas Hwy., Building I, Suite 200 Austin, TX 78746.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  (i) Rizvi-DS, LLC ("Rizvi-DS"); and

                  (ii) Suhail Rizvi ("Mr. Rizvi").

         Rizvi-DS is a Delaware limited liability company. Its principal offices are located at c/o Suhail Rizvi, 1003 Lake Avenue, Greenwich, CT 06831. Mr. Rizvi is the sole managing member of Rizvi-DS and, in such capacity, may be deemed the beneficial owner of the Shares held for the account of Rizvi-DS.

         Mr. Rizvi is a citizen of the United States. The principal occupation of Mr. Rizvi is the direction of investment activities of Rizvi-DS, R-2 Group Holdings LLC and Rizvi-Media LLC. Mr. Rizvi's business address is 1003 Lake Avenue, Greenwich, CT 06831. Mr. Rizvi serves as the sole managing member of Rizvi-DS. In such capacity, Mr. Rizvi may be deemed the beneficial owner of Shares held for the account of Rizvi-DS. In addition, Mr. Rizvi serves as Chairman of the Board of Directors of Avatar Group, President of Rizvi Interests Inc. and managing member of R-2 Group Holdings LLC and Rizvi-Media LLC.

         During the last five years, the Reporting Persons have not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         All of the Shares reported herein were acquired upon a pro rata distribution from Glenbrook Group, LLC ("Glenbrook") to its members. The distribution occurred on July 27, 2004 in connection with the dissolution of Glenbrook. No consideration was paid by the members of Glenbrook for the distribution.

ITEM 4.  PURPOSE OF TRANSACTION.

         All of the Shares reported herein have been acquired for investment purposes. Neither of the Reporting Persons, to the best of their knowledge, have any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

                                                               Page 5 of 8 Pages

         Mr. Rizvi is a member of the Board of Directors of the Issuer. In such capacity, Mr. Rizvi may have influence over the corporate activities of the Issuer, including activities which may relate to transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

         The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities to the extent deemed advisable in light of his general investment and trading policies, market conditions or other factors.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) (i) Rizvi-DS may be deemed the beneficial owner of 1,318,144 Shares (approximately 7.0% of the total number of Shares outstanding).

               (ii) Mr. Rizvi may be deemed the beneficial owner of 1,368,144 Shares (approximately 7.2% of the total number of Shares outstanding). Of this amount, (A) 1,318,144 Shares are held for the account of Rizvi-DS; and (B) 50,000 Shares are held for his personal account.

               (i) Rizvi-DS may be deemed to have the sole power to direct the voting and disposition of the 1,318,144 Shares held for its account.

         (b) (ii) Mr. Rizvi may be deemed to have the sole power to direct the voting and disposition of the 1,368,144 Shares held for the account of Rizvi-DS and for his personal account.

         (c) Except as set forth in Item 6 below, there have been no transactions effected with respect to the Shares since June 11, 2004 (60 days prior to the date hereof) by any of the Reporting Persons.

         (d) The members of Rizvi-DS have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Rizvi-DS in accordance with their membership interests in Rizvi-DS.

         (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any of the Shares beneficially owned by the Reporting Persons. Warrants to purchase approximately 250,000 Shares may be received in the future by Mr. Rizvi upon consummation of a purchase agreement between Mr. Rizvi and J&M Interests, LLC. There is no assurance that the parties will reach an agreement concerning these warrants.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Not applicable.

                                                               Page 6 of 8 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date:     August 10, 2004               RIZVI-DS LLC


                                        By:      /s/ Suhail Rizvi
                                                 -------------------------------
                                        Name     Suhail Rizvi
                                        Title    Managing Member


Date:     August 10, 2004               SUHAIL RIZVI

                                        By:      /s/ Suhail Rizvi
                                                 -------------------------------
                                        Name     Suhail Rizvi

                                                               Page 7 of 8 Pages

                                  EXHIBIT INDEX


                                                                     Page No.
A.       Joint Filing Agreement,  dated as of August 10, 2004,       -------
         by   and    between    Rizvi-DS    LLC   and   Suhail
         Rizvi................................................          8

                                                               Page 8 of 8 Pages

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the Statement on Schedule 13D with respect to the Common Stock of Digital Lifestyles Group, Inc., dated as of August 4, 2004, is, and any amendments thereto (including amendments on Schedule
13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.


Date:     August 10, 2004               RIZVI-DS LLC


                                        By:      /s/ Suhail Rizvi
                                                 -------------------------------
                                        Name     Suhail Rizvi
                                        Title    Managing Member


Date:     August 10, 2004               SUHAIL RIZVI

                                        By:      /s/ Suhail Rizvi
                                                 -------------------------------
                                        Name     Suhail Rizvi